FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 16, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Royal Bank of Scotland Group plc - Disposal of Retail Banking business in UAE

16 June 2010

RBS announces successful sale of its UAE Retail Banking business to Abu Dhabi Commercial Bank (ADCB)

RBS N.V. has announced today that it has agreed to the sale of its Retail Banking business in the UAE to ADCB.

The total cash consideration payable by ADCB is equal to the net asset value of the business at completion plus a premium of AED 169 million (c. GBP31 million).  As at 31 December 2009, the net assets of the business transferred amounted to approximately AED 200 million (c. GBP37 million).

The transaction is subject to regulatory approval and is expected to complete in Q4 2010.

The sale represents further progress against RBS' five-year strategic plan. RBS will continue to have an extensive reach in the Middle East and Africa with our Global Banking & Markets (GBM) and Global Transaction Services (GTS) businesses, alongside our wealth management business RBS Coutts, and is committed to maintaining a presence in the UAE going forward.

Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   16 June 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary